SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)

                         SkyTerra Communications, Inc.*
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                                (Name of Issuer)

                               Voting Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
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                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2009
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             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    44,766,897

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    44,766,897

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    44,766,897

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    56.7%

14. TYPE OF REPORTING PERSON* CO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    44,766,897

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    44,766,897

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    44,766,897

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    56.7%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    18,932,323

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    18,932,323

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,932,323

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.6%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    18,932,323

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    18,932,323

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,932,323

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.6%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    64,716,176

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    64,716,176

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,716,176

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.8%

14. TYPE OF REPORTING PERSON*

CO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    64,716,176

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    64,716,176

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,716,176

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    71.8%

14. TYPE OF REPORTING PERSON*

IN

CUSIP No. 83087K107
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MARCH 6, 2009.
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Item 2. Identity and Background.

ITEM 2 TO THE SCHEDULE 13D/A FILED ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"); Harbinger Capital Partners LLC ("Harbinger LLC"), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"); Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund; Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Harbinger Holdings and Philip Falcone may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 44,766,897 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 44,766,897 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 18,932,323 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 18,932,323 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 64,716,176 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 64,716,176 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON MARCH 6, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

Other than as expressly set forth in Item 4 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

As described in Item 4 of each of the Schedule 13D/A filed on July 25, 2008 and the Schedule 13D/A filed on January 9, 2009, on July 24, 2008, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), the Issuer, SkyTerra LP (formerly named Mobile Satellite Ventures LP) ("SkyTerra LP") and SkyTerra Finance Co. (formerly named MSV Finance Co.) ("SkyTerra Finance") (collectively, the "SPA Parties") entered into a Securities Purchase Agreement (the "SPA"), which was amended by the SPA Parties on January 7, 2009 pursuant to Amendment No. 1 thereto (the "SPA Amendment") (as amended, the "Securities Purchase Agreement").

On April 1, 2009, pursuant to the Securities Purchase Agreement, (i) the Master Fund purchased Skyterra LP's Senior Notes due 2013 (the "Notes") in an aggregate principal amount of $131,250,000, and the Special Fund purchased Notes in an aggregate principal amount of $43,750,000, and (ii) and the Issuer issued the Master Fund a warrant to purchase 15,937,500 shares of either the Issuer's voting common stock, par value $0.01 per share, or non-voting common stock, par value $0.01 per share (together, the "Common Stock") at an initial exercise price of $0.01 per share and the Issuer issued the Special Fund a warrant to purchase 5,312,500 shares of Common Stock at an initial exercise price of $0.01 per share, in each case in the form of April 2009 Warrant attached as Exhibit V to the Schedule 13D/A filed on January 9, 2009, which is incorporated herein by reference.

The SPA was filed as Exhibit G to the Schedule 13 D/A filed on July 25, 2008, and the SPA Amendment was filed as Exhibit T to the Schedule 13D/A filed on January 9, 2009, and each are incorporated herein by reference.

The descriptions set forth herein are qualified in their entirety by reference to the SPA, the SPA Amendment and the April 2009 Warrant.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer' management, the Board of Directors, the Issuer's stockholders and others.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 44,766,897 Shares, constituting 56.7% of the Shares of the Issuer, based upon 79,008,56* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 44,766,897 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 44,766,897 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 44,766,897 Shares, constituting 56.7% of the Shares of the Issuer, based upon 79,008,56* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 44,766,897 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 44,766,897 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 18,932,323 Shares, constituting 31.6% of the Shares of the Issuer, based upon 59,900,714* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,932,323 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,932,323 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 18,932,323 Shares, constituting 31.6% of the Shares of the Issuer, based upon 59,900,714* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,932,323 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,932,323 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 64,716,176 Shares, constituting 71.8% of the Shares of the Issuer, based upon 90,086,483* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 64,716,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 64,716,176 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 64,716,176 Shares, constituting 71.8% of the Shares of the Issuer, based upon 90,086,483* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 64,716,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 64,716,176 Shares.

--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 48,822,787 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MARCH 6, 2009.
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Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

April 3, 2009

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 14, dated April 3, 2009 relating to the Voting Common Stock of SkyTerra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone


April 3, 2009

                                                                       Exhibit B

                                    Exhibit B

                Transactions in the Voting Common Stock
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                       Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

                                    None



TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares              Price per Share
Transaction                     Purchase/(Sold)

                                    None






SK 03773 0003 983513